Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

PRESENTED IN CONNECTION WITH REGISTRATION STATEMENT NO. 333-111890

FILED ON JANUARY 13, 2004

	THREE MONTHS ENDED MARCH 31,
	2004		2003
Earnings:
Income before federal income taxes	$114,688		$60,246
Less: equity in (earnings) of 50% -or-less-owned companies	(3,980)		(12,015)
Pretax income from continuing operations	110,708		48,231
Add: fixed charges	18,786		15,190
Less: interest capitalized during the period	(201)		(1,133)
Add: amortization of capitalized interest	750		750
Total Earnings	$130,043		$63,038

Fixed Charges:
Interest expense, including amortization of deferred finance costs	$17,515		$13,150
Add: interest capitalized during the period	201		1,133
Add: interest portion of rental expense	1,070		907
Total Fixed Charges	$18,786		$15,190

Ratio of Earnings to Fixed Charges	6.9	X	4.1	X